04 MAR -5 7:21

1 April 2004

Edcon

Mr Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

04024091

Edgardale Press Avenue
P O Box 200
Crown Mines
2025
South Africa

Tel +27 11 495 6000
Fax +27 11 837 5019

Edgars Consolidated
Stores Limited
Co No 1946/022751/6

SUPPL

Dear Mr Dudeck

EDGARS CONSOLIDATED STORES LIMITED
FILE NO : 82-34 767

Attached please find copies of the following documents for inclusion in our file number 82-34 767 :

- Form CM15 which was sent to the Registrar of Companies with regards to the allotment and issue of an additional 2 144 000 Edcon ordinary shares of 10 cents each;
- Our letter to the JSE Securities Exchange making application for the allotment of the additional 2 144 000 Edcon Ordinary Shares;
- Form CM29 which was sent to the Registrar of Companies with regards to the appointment to the board of Mr S D M Zungu as non-executive director;
- SENS announcement with regards to Mr Zungu's appointment
- SENS announcement with regards to the final approval by the Competition Tribunal of Boardmans;
- The Edcon Annual Return submitted to the Registrar, electronically.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Yours sincerely
EDGARS CONSOLIDATED STORES LIMITED

[signature]

YVETTE DEMBSKEY (MRS)
GROUP SECRETARIAL ASSISTANT

dw 4/6

Edgars
abc SHOES
cna
JET
SALES HOUSE cuthberts
SMILEYS WEARHOUSE
SUPER MART Where the Sale Never ends!
Edgars Investments
RETAIL SERVICES
Manufacturing Division

82-34767

1 April 2004

The General Manager
Listings Division
The JSE Securities Exchange
2 Gwen Lane cnr Maud Street
SANDOWN

Attention : Mr D M Doel

Dear Sir

APPLICATION FOR LISTING

We hereby apply for a listing of 2 144 000 ordinary shares in the capital of the Company which have been allotted and issued to the Company's Staff Share Trust ("the Trust").

The following information is given in terms of your requirements :

(a) The number of shares for which a listing is applied is 2 144 000 ordinary shares as stated above.

(b) All 2 144 000 shares are subject to the present application and rank pari passu with the ordinary shares already listed.

(c) The shares for which a listing is applied will be issued and held in the following electronic account :

The Edgars Stores Limited : Staff Share Trust
C/o Cazenove South Africa
CSDP Account Number : 684746 – ABSA Securities

(d) The shares have been allotted and issued as follows:

No of Shares	**Date of Offer**	**Option Price**	**Date of allotment and issue**
2 144 000	4 February 1999	R17.80	31 March 2004

(e) All shares for which a listing is applied are fully paid.

(f) The following shares are currently listed :

Ordinary Shares	**No of Shares**	**Capital Issued / Stated**
Shares of 10 Cents Each	51 700 140	R5 170 014.00

(g) After taking into account the shares which are the subject of this application, the authorised, listed and unlisted share capital of the company is as follows :

No of Shares				**Share Capital**		
Authorised	**Listed**	**Issued & Unlisted**		**Authorised R**	**Listed R**	**Issued & Unlisted R**
72 000 000	53 844 140	-	Ordinary par value shares of 10 cents each	7 200 000	5 384 414	-
150 000	150 000	-	6% cumulative preference shares of R2 each	300 000	300 000	-
				7 500 000	5 684 414	

(h) In terms of the Company's Executive Share Incentive Scheme, the number of ordinary shares which may be subscribed for by the Trust may not exceed 7,5% of the total issued ordinary shares in the Company. The number of shares held by the Trust after the allotment and issue referred to in (d) above is 3 750 496 (6.97%).

(i) A copy of the board resolution authorising this application is attached.

A cheque for R47 444,00 is enclosed being the payment due for your listing fee.

DATED AT JOHANNESBURG ON 1 APRIL 2004

E A BAGLEY
GROUP SECRETARY

M R BOWER
CHIEF EXECUTIVE :
GROUP SERVICES

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

82-34767

Return of allotment of shares

[Section 93(3)]

Registration No. of company
1946/022751/06

Name of company EDGARS CONSOLIDATED STORES LIMITED

1. Date of allotment of shares

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		72 000 000	ORDINARY	0.10	R7 200 000.00
		150 000	PREFERENCE	2.00	R 300 000.00
Total	Total	72 150 000		Total	R7 500 000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		403	ORDINARY	0.50	R201.50
Total	Total			Total	R201.50

To be completed by company.

Acknowledgement of receipt of return of allotments, dated 31 MARCH 2004

Name of company EDGARS CONSOLIDATED STORES LIMITED

Postal address P O BOX 100
CROWN MINES
2025

Date of receipt by Registrar of Companies
Date of stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				51 700 140	ORDINARY	0.10	R5 170 014.00
				150 000	6% PREF	2.00	R 300 000.00
Total		Total		Total 51 850 140		Total	R5 470 014.00

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 5 470 014.00

Stated capital R 0.00

Premium account (as per CM14A dated 13 – 28 January 2003) R 268 976 855.29

Total issued capital R 274 446 869.29

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
				2 144 000	ORDINARY	0.10	R17.70	R37948800.00
								R214 400.00
Total		Total		Total 2 144 000			Total	38 163 200.00

6. (a) Shares alloted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total		Total		Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
EDGARS STORES LIMITED STAFF SHARE TRUST	P O BOX 100, CROWN MINES, 2025	2 144 000	ORDINARY SHARES OF R0.10 EACH

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
				53 844 140	ORDS	0.10	5.70	R306 782 803.29	R5 384 414.00
				150 000	6% PREF	2.00	-	-	R300 000.00
Total		Total		Total					R 5 684 414.00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 5 684 414.00

Stated capital R .00

Premium account R 306 782 803.29

Total issued capital R 312 467 217.29

Certified correct.

Date 31 MARCH 2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

82-34767

CONTENTS OF REGISTER OF DIRECTORS, AUDITORS AND OFFICERS CM 29

Companies Act, 1973, Sec. 216(2), 276, 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registration No.
of company

1946/022751/06

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
CROWN MINES, 2025

Return of particulars as at 30/03/04

STATEMENT

I, ELIZABETH ANN BAGLEY
(Group Secretary)
state that, the written consent of the directors or officers whose names appear in this return have been obtained on duly completed form CM27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director has been obtained on a form CM27.

Signed ____________________

Date 30 MARCH 2004

A. DIRECTORS

KEY TO PERSONAL PARTICULARS REQUIRED **PERSONAL PARTICULARS**

1.	SURNAME	:	Bower
2.	FULL FORENAMES	:	Mark Richard
3.	FORMER SURNAME AND FORENAMES	:	
			YYMMDD
4.	IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH	:	5503195093008
5.	(a) DATE OF APPOINTMENT	:	1 October 1990
	(b) DESIGNATION	:	DIRECTOR
6.	RESIDENTIAL ADDRESS	:	27 Chesham Rd Bryanston 2021
7.	BUSINESS ADDRESS	:	Edgardale Press Ave Crown Mines 2025
8.	POSTAL ADDRESS	:	P O Box 100 Crown Mines 2025
9.	NATIONALITY (If not South African)	:	
10.	OCCUPATION	:	Chief Executive : Group Services
11.	RESIDENT IN REPUBLIC YES/NO	:	yes
12.	NATURE OF CHANGE IN 1 TO 5 ABOVE AND DATE	:	NO CHANGE

Company Name

Edgars Consolidated Stores Limited

Registration No.
of company
1946/022751/06

1.: Aaron
2.: Arthur Jacob
3.:
4.: 3204050721003
5.: (a) 14 April 1978
(b) DIRECTOR
6.: 24 Victoria Ave Melrose 2196
7.: 155 - 5th Street, Sandown, Sandton, 2196
8.: P O Box 927 Johannesburg 2000
9.:
10: Attorney
11: yes
12: NO CHANGE

1.: Ross
2.: Stephen Michael
3.:
4.: 0000000520222
5.: (a) 1 October 1998
(b) DIRECTOR
6.: 20 Redhill Road, Morningside, 2057
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 100, Crown Mines, 2025
9.: American
10: Managing Director and CEO
11: yes
12: NO CHANGE

1.: MacFarlane
2 William Selwyn
3.:
4.: 3507175034082
5.: (a) 25 March 1999
(b) DIRECTOR
6.: 11 Summerhaze Close, Morningside, Sandton
7.: 11 Summerhaze Close, Morningside, Sandton
8.: P O Box 78923, Sandton, 2146
9.: South African
10: Chairman
11: yes
12: NO CHANGE

1.: Ferndale
2.: Urin
3.:
4.: 6501035147082
5.: (a) 12 August 1999
(b) DIRECTOR
6.: 4 Casa Diva, Buccleach, Gibson Drive
7.: Edgardale Press Avenue Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.: South African
10: Group Human Resources Executive
11: yes
12: NO CHANGE

1.: Ebrahim
2.: Zohra Begum
3.:
4.: 6004210128084
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 1 Sunningdale Road, Kenilworth, 7708
7.: 155 Loop Street, Cape Town, 8001
8.: P O Box 16526, Vlaeberg, 8018
9.: South African
10: CEO : Organisation Development Africa
11: yes
12: NO CHANGE

1.: Eboka
2.: Tina Noluthando Manchana
3.:
4.: 5905090825089
5.: (a) 3 November 1999
(b) DIRECTOR
6.: 10 Airlie Road, Bergvlei, 7945
7.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
8.: c/o CSIR, P O Box 320, STELLENBOSCH, 7599
9.: South African
10: Director of Companies
11: yes
12: NO CHANGE

1.: Koolen
2.: Jacobus Dorotheus Maria
3.:
4.: 6008125705100
5.: (a) 17 May 2001
(b) DIRECTOR
6.: 37 St Johns Road, Houghton, JHB
7.: 83 Central Street, Houghton, JHB
8.: P O Box 784705, Sandton, 2146
9.: Netherlands
10: Consultant
11: yes

1.: Wilmot
2.: Peter Linford
3.:
4.: 4003135036085
5.: (a) 1 November 2001
(b) DIRECTOR
6.: 28 The Manor, 27 Centre Rd, Morningside
7.: Not applicable
8.: 28 The Manor,Box 76196,Wendywood, 2144
9.: South African
10: Director of Companies
11: yes

1.: Spotts
2.: Jon Lewis
3.:
4.: 6301160000000
5.: (a) 14 February 2002
(b) DIRECTOR
6.: 56 - 12th Avenue, Parktown North
7.: Edgardale Press Ave Crown Mines 2025
8.: P O Box 100 Crown Mines 2025
9.:
10: Chief Executive : Edgars Chain
11: yes
12: NO CHANGE

1.: Boshoff
2.: Adriaan van Aswegan
3.:
4.: 5201055022007
5.: (a) 15 August 2002
(b) DIRECTOR
6.: 77 Cuckoos Nest, Featherbrooke Estate
7.: Edgardale, Press Avenue, Crown Mines, 2025
8.: P O Box 100, Crown Mines, 2025
9.:
10: Chief Executive : United Retail Limited
11: yes
12: NO CHANGE

1.: Binnie
2.: Stephen Robert
3.:
4.: 6706195631086
5.: (a) 27 March 2003
(b) DIRECTOR
6.: 9 Maxwell MacDonald St, Glenadrienne
7.: Edgardale,Press Ave,Crown Mines,2025
8.: P O Box 786945, Sandton, 2146
9.: British
10: Chartered Accountant
11: yes
12: NO CHANGE

1.: Zungu
2.: Sandile Donald Muziwenkosi
3.:
4.: 6702105327089
5.: (a) 23 March 2004
(b) DIRECTOR
6.: 57 Eccleston Crescent, Bryanston
7.: 28 Forest Ridge,Woodlands Office Prk,Wdlnds
8.: P O Box 2932, Cramerview, 2060
9.: South African
10: Executive Chairman
11:
12: APPOINTED with effect from 23/03/04

Company Name	Registration No of Company
Edgars Consolidated Stores Limited	1946/022751/06

B. AUDITOR

1. NAME : Ernst & Young

2. DATE OF APPOINTMENT : 19 October 1976

3. NATURE OF CHANGE IN 1 and 2 ABOVE AND DATE : NO CHANGE

CM29

Return of particulars of company's register of directors, auditors and officers

30 March 2004

The Group Secretary
Edgars Consolidated Stores Limited
P O Box 100
Crown Mines
2025

Date stamp of

registration
office

Company Name	Registration No. of Company
Edgars Consolidated Stores Limited	1946/022751/06

C. OFFICERS AND LOCAL MANAGERS

1. SURNAME : Bagley
2. FULL FORENAMES : Elizabeth Ann
3. FORMER SURNAME AND FORENAMES :
4. IDENTITY NUMBER OR, IF NOT AVAILABLE, DATE OF BIRTH YYMMDD : 5008060055082
5. (a) DATE OF APPOINTMENT : 5 January 2004
   (b) DESIGNATION : SECRETARY
6. ADDRESS OF REGISTERED OFFICE, AND REGISTRATION NUMBER, IF OFFICER IS A CORPORATE BODY :
7. RESIDENTIAL ADDRESS : 19 Tamarisk,Linden Str,Strathavon,Sandton
8. BUSINESS ADDRESS : Edgardale,Press Avenue,Crown Mines,2025
9. POSTAL ADDRESS : P O Box 100 Crown Mines 2025
10. NATIONALITY (IF NOT SOUTH AFRICAN) : South African
11. OCCUPATION : Attorney
12. RESIDENT IN REPUBLIC YES/NO : yes
13. NATURE OF CHANGE IN 1 TO 6 ABOVE AND DATE : NO CHANGE

1.:
2.:
3.:
4.:
5. (a)
   (b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:
13.:

82-34767

Edgars Consolidated Stores Limited - Acquisition Of Boardmans

Release Date: 25/03/2004 12:08:20 Code(s): ECO

Edgars Consolidated Stores Limited - Acquisition Of Boardmans
Edgars Consolidated Stores Limited
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO
ISIN Code : ZAE000018388
ACQUISITION OF BOARDMANS
In a SENS announcement on 12 December 2003, Edcon advised that it had offered to purchase Boardmans, as a going concern from Pick `n Pay Retailers (Proprietary) Limited, subject to certain conditions precedent, including the approval of the Competition Authorities.
On 24 March 2004 the Competition Tribunal granted final unconditional approval of Edcon"s acquisition of Boardmans. Accordingly, as all conditions precedent have now been fulfilled, Boardmans will become a division of Edcon with effect from 1 April 2004.
By order of the board
E A Bagley
Group Secretary
23 March 2004
Registered Office
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Financial advisor and sponsor to Edcon
Cazenove
Date: 25/03/2004 12:08:21 PM Produced by the JSE SENS Department

82-34767

Edgars Consolidated Stores Limited - Appointment Of Independent Non-exec

Release Date: 23/03/2004 11:26:08 Code(s): ECO

Edgars Consolidated Stores Limited - Appointment Of Independent Non-Executive Director
Edgars Consolidated Stores Limited
"Edcon"
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
Share Code : ECO ISIN Code : ZAE000018388
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR
Edcon has pleasure in announcing the appointment of Mr Sandile Zungu as an independent non-Executive director with effect from 23 March 2004.
Mr Zungu is chairman of state arms manufacturer Denel and has a BSc(Mech Eng) and an MBA from UCT. Mr Zungu is a key thinker on black economic empowerment funding models and was an executive director of NAIL. He is also non-executive chairman of BJM Holdings and Africa Vanguard Holdings. Mr Zungu established Sarhwu Investment Holdings in 1997 and built it into a company with a net asset value in excess of R400m. He is a previous winner of BusinessMap"s Dealmaker of the Year award.
By order of the board
E A Bagley
Group Secretary
23 March 2004
Registered Office
Edgardale
Press Avenue
Crown Mines
Johannesburg
2025
Date: 23/03/2004 11:26:12 AM Produced by the JSE SENS Department

82-34767

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, March 18, 2004 15:05
Certificate of Annual Return for period: 2003/08

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registration number	**1946/022751/06**
Enterprise Name	**EDGARS CONSOLIDATED STORES**
Enterprise Shortened Name	**EDCON**
Enterprise Translated Name	
Enterprise Trading Name	
Main Business	**THE RETAILING OF CLOTHING, FOOTWEAR, HOME TEXTILES AND ACCESSORIES**
Standard Industrial Classification(s)	**PRIVATE HOUSEHOLDS, EXTERRITORIAL ORGANISATIONS, REPRESENTATIVES OF FOREIGN GOVERNMENTS AND OTHER ACTIVITIES NOT ADEQUATELY DEFINED** **PRIVATE HOUSEHOLDS, EXTERRITORIAL ORGANISATIONS, REPRESENTATIVES OF FOREIGN GOVERNMENTS AND OTHER ACTIVITIES NOT ADEQUATELY DEFINED**
Financial year end	**March**
Financial Statements	**31/03/2003**
Holding Company	
Annual General Meeting	**16/07/2003**
Last financial year turnover	**R. 9194000000**
Registration Date	
Business Start Date	**07/08/1946**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Postal Address	**P O BOX 100** **CROWN MINES** **2025**
Address of registered office	**EDGARDALE** **PRESS AVENUE** **CROWN MINES** **2092**
Telephone Number	**(011) 4956845**
Fax Number	**(011) 8371833**
Website (URL)	**WWW.EDCON.CO.ZA**
Email Address	**YDEMBSKEY@EDCON.CO.ZA**

Cell Number N/A

Auditor

Name **MESSRS ERNST & YOUNG**

Status	**Current**
Type	**Auditor**
Profession	**Chartered Accountants**
Profession Number	**918288**
Business Address	**WANDERERS OFFICE PARK 52 CORLETT DRIVE ILLOVO 2196**
Postal Address	**P O BOX 2322 JOHANNESBURG 2000**
Telephone number	**(011) 7723000**
Fax number	**(011) 7724000**
Cell Number	**N/A**
Email	**WWW.EY.COM/SOUTHAFRICA**
Start Date	**19/10/1976**

Company Secretary

Company Name **BAGLEY**

Coutry (of residence)	**South Africa**
Status	**Active**
Profession / Occupation	**COMPANY SECRETARY**
Business Address	**EDGARDALE PRESS AVE CROWN MINES 2025**
Postal Address	**P O BOX 100 CROWN MINES 2025**
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	**05/01/2004**

Directors / Officers / Local Managers

First Names **WILLIAM SELWYN**

Surname **MACFARLANE**

Initials	**W S**
ID Number	**3507175034082**

	Date of Birth	17/07/1935
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHAIRMAN
	Business Address	11 SUMMERHAZE CLOSE MORNINGSIDE SANDTON 2196
	Residential Address	11 SUMMERHAZE CLOSE MORNINGSIDE SANDTON 2196
	Postal Address	P O BOX 78923 SANDTON 2146
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	25/03/1999
First Names	URIN	
Surname	FERNDALE	
	Initials	U
	ID Number	6501035147082
	Date of Birth	01/03/1965
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	GROUP HUMAN RESOURCES EXECUTIVE
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	4 CASA DIVA BUCCLEUACH GIBSON DRIVE 2025
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	12/08/1999
First Names		

	ZOHRA BEGUM	
Surname	**EBRAHIM**	
	Initials	**Z B**
	ID Number	**6004210128084**
	Date of Birth	**21/04/1960**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**EXECUTIVE CHAIRMAN:INFRAMAX HOLDINGS**
	Business Address	**1ST FLOOR RIVERSIDE CENTRE MAIN ROAD RONDEBOSCH 7700**
	Residential Address	**1 SUNNINGDALE ROAD KENILWORTH 7708**
	Postal Address	**PO BOX 44620 CLAREMONT 7735**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**03/11/1999**
First Names	**TINA NOLUTHANDO MANCHANA**	
Surname	**EBOKA**	
	Initials	**T N M**
	ID Number	**5905090825089**
	Date of Birth	**09/05/1959**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**DIRECTOR OF COMPANIES**
	Business Address	**CSIR PO BOX 320 STELLENBOSCH 7599**
	Residential Address	**55 EVREMONDE ROAD PLUMSTEAD 7800**
	Postal Address	**P O BOX 1124 PORT ELIZABETH 6000**
	Telephone number	
	Fax number	

	Cell Number	
	Email	
	Start Date	**03/11/1999**
First Names	**ARTHUR JACOB**	
Surname	**AARON**	
	Initials	**A J**
	ID Number	**3204050721003**
	Date of Birth	**04/05/1932**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**ATTORNEY**
	Business Address	**155-5TH STREET SANDOWN SANDTON 2196**
	Residential Address	**24 VICTORIA AVENUE MELROSE 2196**
	Postal Address	**PO BOX 927 JOHANNESBURG 2000**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**14/04/1978**
First Names	**STEPHEN MICHAEL**	
Surname	**ROSS**	
	Initials	**S M**
	ID Number	**5202220000000**
	Date of Birth	**22/02/1952**
	Coutry (of residence)	**United States**
	Status	**Active**
	Profession / Occupation	**MANAGING DIRECTOR AND CHIEF EXECUTIVE**
	Business Address	**EDGARDALE PRESS AVENUE CROWN MINES 2025**
	Residential Address	**20 REDHILL ROAD MORNINGSIDE 2057**
	Postal Address	**P O BOX 100 CROWN MINES**

		2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/10/1998
First Names	**MARK RICHARD**	
Surname	**BOWER**	
	Initials	M R
	ID Number	5503195093008
	Date of Birth	19/03/1955
	Coutry (of residence)	South Africa
	Status	Active
	Profession / Occupation	CHIEF EXECUTIVE:GROUP SERVICES
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	27 CHESHAM ROAD BRYANSTON 2021
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	01/10/1990
First Names	**GRAHAM ROBERT**	
Surname	**EVANS**	
	Initials	GR
	ID Number	5209110000000
	Date of Birth	11/09/1952
	Coutry (of residence)	
	Status	Resigned
	Status Change date	14/02/2002
	Profession / Occupation	
	Business Address	EDGARDALE PRESS AVE CROWN MINES 2025
	Residential Address	5 EASTWOLD WAY SAXONWOLD

		2196
	Postal Address	P OBOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	12/08/1999
First Names	**KENNETH COENRAD**	
Surname	**VAN AARDT**	
	Initials	KC
	ID Number	6008025024081
	Date of Birth	02/08/1960
	Coutry (of residence)	South Africa
	Status	Resigned
	Status Change date	18/07/2002
	Profession / Occupation	GROUP FINANCIAL DIRECTOR
	Business Address	EDGARDALE PRESS AVENUE CROWN MINES 2025
	Residential Address	298 JUPITER STREET WATERKLOOF RIDGE PRETORIA 0181
	Postal Address	P O BOX 100 CROWN MINES 2025
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	16/02/2001
First Names	**STEPHEN ROBERT**	
Surname	**BINNIE**	
	Initials	S R
	ID Number	6706195631086
	Date of Birth	19/06/1967
	Coutry (of residence)	United Kingdom
	Status	Active
	Profession / Occupation	CHARTERED ACCOUNTANT
	Business Address	

		EDGARDALE **PRESS AVE** **CROWN MINES** **2025**
	Residential Address	**9 MAXWELL MACDONALD ST** **GLENADRIENNE** **0000**
	Postal Address	**PO BOX 786945** **SANDTON** **2146**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**27/03/2003**
First Names	**ADRIAAN VAN ASWEGAN**	
Surname	**BOSHOFF**	
	Initials	**A V A**
	ID Number	**5201055022007**
	Date of Birth	**05/01/1952**
	Coutry (of residence)	
	Status	**Active**
	Profession / Occupation	
	Business Address	**EDGARDALE** **PRESS AVE CROWN MINES** **2025**
	Residential Address	**77 CUCKOOS NEST** **FEATHERBROOKE EST** **EDGARDALE** **PRESS AVE CROWN MINES** **2054**
	Postal Address	**P O BOX 100** **CROWN MINES** **2025**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**15/08/2001**
First Names	**ALEWYN PETRUS**	
Surname	**BURGER**	
	Initials	**AP**
	ID Number	**5106205041080**
	Date of Birth	**20/06/1951**

	Coutry (of residence)	**South Africa**
	Status	**Resigned**
	Status Change date	**31/03/2001**
	Profession / Occupation	**DIRECTOR**
	Business Address	**1ST FL BLOCK F ROCHESTER PLACE 173 RIVONIA ROAD 0000**
	Residential Address	**35 LOU-ANNA DR KLOOF EN DAL X3 ROODEPOORT 1725**
	Postal Address	**P OBOX 65387 BENMORE 2010**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**17/08/2000**
First Names	**WOLF ELI**	
Surname	**CESMAN**	
	Initials	**WE**
	ID Number	**4204115039087**
	Date of Birth	**11/04/1942**
	Coutry (of residence)	**South Africa**
	Status	**Resigned**
	Status Change date	**17/08/2000**
	Profession / Occupation	**CHAIRMAN**
	Business Address	**11TH FLOOR JORISSEN PLACE 66 JORISSEN STREET JOHANNESBURG 2001**
	Residential Address	**80 PROTEA AVENUE ATHOL SANDTON 2146**
	Postal Address	**P O BOX 31287 BRAAMFONTEIN 2017**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	

		12/02/1999
First Names	**JACOBUS DOROTHEUS MARIA**	
Surname	**KOOLEN**	
	Initials	**J D M**
	ID Number	**6008125705100**
	Date of Birth	**12/08/1960**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**CONSULTANT**
	Business Address	**83 CENTRAL STREET HOUGHTON JOHANNESBURG 2021**
	Residential Address	**37 ST JOHNS ROAD HOUGHTON JOHANNESBURG 2021**
	Postal Address	**P O BOX 784705 SANDTON 2146**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**17/05/2001**
First Names	**PETER LINFORD**	
Surname	**WILMOT**	
	Initials	**P L**
	ID Number	**4003135036085**
	Date of Birth	**13/03/1940**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**DIRECTOR OF COMPANIES**
	Business Address	**28 THE MANOR 27 CENTRE ROAD MORNINGSIDE 2144**
	Residential Address	**28 THE MANOR 27 CENTRE ROAD MORNINGSIDE 2144**
	Postal Address	**P O BOX 76196 WENDYWOOD 2144**

	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**01/11/2001**
First Names	**JON LEWIS**	
Surname	**SPOTTS**	
	Initials	**J L**
	ID Number	**6301160000000**
	Date of Birth	**16/01/1963**
	Coutry (of residence)	**South Africa**
	Status	**Active**
	Profession / Occupation	**CHIEF EXECUTIVE:EDGARS CHAIN**
	Business Address	**EDGARDALE PRESS AVENUE CROWN MINES 2025**
	Residential Address	**56-12TH AVENUE PARKTOWN NORTH 2193**
	Postal Address	**PO BOX 100 CROWN MINES 2025**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**14/02/2002**